UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of Registrant’s Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release “Syngenta appoints new CFO”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:
# # #

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta appoints new CFO

Basel, Switzerland, March 19, 2003 – Syngenta today announced that Richard Steiblin has decided to resign from the company at the end of May 2003. With effect from June 1, 2003, Domenico Scala is appointed Chief Financial Officer and a member of the Syngenta Executive Committee.

Domenico Scala joins Syngenta from F. Hoffmann-La Roche where he held a number of senior financial positions, most recently as Group Treasurer. He previously worked for Panalpina – Milan (Italy) SpA and Nestlé SA. He studied Economics at the University of Basel in Switzerland with a specialization in Corporate Finance; he is 37 years of age and is fluent in German, English, French and Italian. Domenico lives near Basel and has two children.

Michael Pragnell, Chief Executive Officer said: “I would like to thank Richard Steiblin for his commitment to Syngenta throughout the merger and during its first two financial years. I wish him well for the future.” He continued: “I am particularly pleased that we have been able to appoint a new CFO of Domenico Scala’s caliber. My colleagues and I look forward to working with him as we continue to build Syngenta as a world-leading agribusiness.”

Syngenta is a world-leading agribusiness. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. The company is committed to sustainable agriculture through innovative research and technology. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 19, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary